Exhibit 99.1
SUZANO S.A.
Authorized Publicly Traded Company
CNPJ/MF (National Register of Legal Entities) under number 16.404.287/0001-55
NIRE (Business Registration Number) 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 20, 2025

1.Date, Time and Place: On March 20, 2025, at 9:00 a.m., in a meeting held exclusively digitally, via videoconference (“Meeting”), in accordance with item 6.4. of the Internal Regulations of the Board of Directors (“Board of Directors”) of Suzano S.A. (the “Company”), and considered to have been held at the Company’s headquarters, in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1,752, Edifício Lena Empresarial, 10th floor, rooms 1009 to 1011, Pituba, Zip Code 41.810-012.
2.Calling Notice and Attendance: The Meeting was duly convened, in accordance with Article 13 of the Company's Bylaws. The following Directors of the Company participated in the Meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-President of the Board of Directors), Nildemar Secches (Vice-President of the Board of Directors), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director), Rodrigo Calvo Galindo (Director), and Walter Schalka (Director). The following guests also participated in the Meeting: the Chief Executive Officer, Mr. João Alberto Fernandez de Abreu, and the Executive Vice-President of Finance and Investor Relations, Mr. Marcos Moreno Chagas Assumpção.

3.Chairman and Secretary: Mr. David Feffer chaired the Meeting and Mr. João Vitor Zocca Moreira acted as secretary.
4.Agenda: (i) To deliberate on: (i) the Management Proposal to be submitted for deliberation at the Company's Annual General Meeting, to be held on April 25, 2025, at 10 am, exclusively digitally (“AGM”), with the following agenda: (a) to review the management accounts for the fiscal year ended on December 31, 2024; (b) examine, discuss and vote on the Company's financial statements for the fiscal year ended December 31, 2024, as well as consider the management report for such fiscal year; (c) if the Fiscal Council is installed, decide to set the number of members that will comprise the Fiscal Council at three (3) members; (d) if the Fiscal Council is installed, deliberate on the election of the members who will comprise the Fiscal Council; and (e) set the annual global compensation of the Company's managers and Fiscal Council for the fiscal year ending December 31, 2025; and (ii) the calling notice and the call for the Company's AGM.

5.Minutes in Summary Form: The Directors unanimously decided to draw up these minutes in summary form, with the respective materials presented in accordance with the agenda being filed at the Company's registered office.
6.Resolutions: The Directors approve, by unanimous vote and without reservations, the following resolutions:

6.1.Approve the Management Proposal, as per the copy filed at the Company's headquarters, to be submitted to the AGM.

Exhibit 99.1
6.2.Approve the calling notice and the call for the Company's AGM, to be held on April 25, 2025, at 10 am, exclusively digitally.

7.Closing: There being no further business to discuss, the Meeting was adjourned. The minutes of the Meeting were prepared, read and approved by all the participating Directors.
São Paulo, SP, March 20, 2025.

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Exhibit 99.1
[Signature page of the minutes of the Meeting of the Board of Directors of Suzano S.A. held on March 20, 2025 at 9 hours.]

Presiding Table:

_________________________________ David Feffer Chairman	_________________________________ João Vitor Zocca Moreira Secretary

Directors Present:

_________________________________ David Feffer Chairman of the Board of Directors	_________________________________ Daniel Feffer Vice-President of the Board of Directors

_________________________________ Nildemar Secches Vice-President of the Board of Directors	_________________________________ Gabriela Feffer Moll Director

_________________________________ Maria Priscila Rondini Vansetti Machado Director	_________________________________ Paulo Rogerio Caffarelli Director

_________________________________ Paulo Sergio Kakinoff Director	_________________________________ Rodrigo Calvo Galindo Director

_________________________________
Walter Schalka
Director
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